CUSIP No. 29256E109                                           Page 1 of 16 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                           ENCORE MEDICAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    29256E109
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                            Merrill A. Ulmer, Esq.
Bruce F. Wesson                             Reboul, MacMurray, Hewitt,
Galen Partners III, L.P.                    Maynard & Kristol
610 Fifth Avenue                            45 Rockefeller Plaza
New York, New York 10020                    New York, New York  10111
Tel.  (212) 218-4990                        Tel. (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                  June 12, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 29256E109                                           Page 2 of 16 Pages

1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (If an Entity)

     Galen Partners III, L.P.      (EIN:13-3930452)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                     (a) [x]
     if a Member of a Group                                        (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                      WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                                 Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                      Delaware
--------------------------------------------------------------------------------
Number of Shares            7)    Sole Voting Power
Beneficially Owned                    11,176,691 shares of Common
By Each Reporting                     Stock
Person With                           (including 10,520,100 shares
                                      issuable upon conversion of
                                      preferred stock)
                            ----------------------------------------------------
                            8)    Shared Voting Power
                                      -0-
                            ----------------------------------------------------
                            9)    Sole Dispositive Power
                                    11,176,691 shares of Common Stock
                                    (including 10,520,100 shares
                                    issuable upon conversion of
                                    preferred stock)
                            ---------------------------------------------------
                            10)   Shared Dispositive Power
                                      -0-
                            ----------------------------------------------------

CUSIP No. 29256E109                                           Page 3 of 16 Pages

11)  Aggregate Amount Beneficially          11,176,691 shares of
     Owned by Each Reporting Person         Common Stock (including
                                            10,520,100 shares
                                            issuable upon conversion
                                            of preferred stock)
-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                         54.8%
     Amount in Row (11)
-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                 PN

CUSIP No. 29256E109                                           Page 4 of 16 Pages

1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (If an Entity)

      Galen Partners International III, L.P.    (EIN:13-3930455)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box              (a) [x]
     if a Member of a Group                 (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                  WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is             Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                  Delaware
--------------------------------------------------------------------------------
Number of Shares            7)    Sole Voting Power
Beneficially Owned                  1,011,633 shares of Common Stock
By Each Reporting                   (including 952,200 shares
Person With                         issuable upon conversion of
                                    preferred stock)
                            ----------------------------------------------------
                            8)   Shared Voting Power
                                    -0-
                            ----------------------------------------------------
                            9)    Sole Dispositive Power
                                     1,011,633 shares of Common Stock
                                     (including 952,200 shares
                                     issuable upon conversion of
                                     preferred stock)
                            ----------------------------------------------------
                            10)   Shared Dispositive Power
                                    -0-
                            ----------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
          1,011,633 shares of Common Stock (including 952,200 shares issuable upon conversion of preferred stock)
-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)

CUSIP No. 29256E109                                           Page 5 of 16 Pages

     Excludes Certain Shares
-------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                     5.0%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                             PN

CUSIP No. 29256E109                                           Page 6 of 16 Pages

1)   Name of Reporting Person
     I.R.S. Identification No. of Above Person (if an Entity)

     Galen Employee Fund III, L.P.      (EIN:13-3930477)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box              (a) [x]
     if a Member of a Group                 (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                        WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                        Delaware
--------------------------------------------------------------------------------
Number of Shares                  7)  Sole Voting Power
Beneficially Owned                      46,189 shares of Common Stock
By Each Reporting                       (including 43,500 shares
Person With                             issuable upon conversion of
                                        preferred stock)
                                  ---------------------------------------------
                                  8)  Shared Voting Power
                                        -0-
                                  ---------------------------------------------
                                  9)  Sole Dispositive Power
                                        46,189 shares of Common Stock
                                        (including 43,500 shares
                                        issuable upon conversion of
                                        preferred stock)
                                  ---------------------------------------------
                                  10) Shared Dispositive Power
                                        -0-
-------------------------------------------------------------------------------
11)     Aggregate Amount Beneficially Owned By Each Reporting Person
          46,189 shares of Common Stock (including 43,500 shares
          issuable upon conversion of preferred stock)
-------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

CUSIP No. 29256E109                                           Page 7 of 16 Pages

-------------------------------------------------------------------------------
13)     Percent of Class
        Represented by                                       0.2%
        Amount in Row (11)
-------------------------------------------------------------------------------
14)     Type of Reporting
        Person                                               PN

CUSIP No. 29256E109                                           Page 8 of 16 Pages

                                  Schedule 13D
                                  ------------
Item 1.  Security and Issuer.
         -------------------

          This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of Encore Medical Corporation, a Delaware corporation ("Encore"). The principal executive offices of the Issuer are located at 9800 Metric Boulevard, Austin, Texas 78757.

Item 2.  Identity and Background.
         -----------------------

          This statement is being filed by Galen Partners III, L.P. ("Galen"), Galen Partners International III, L.P. ("Galen Intl"), and Galen
Employee Fund III, L.P. ("GEF"), each of which is a Delaware limited partnership (each, a "Reporting Person" and collectively, the "Reporting Persons"). Each of the Reporting Persons is a private investment fund engaged in the business of making investments in the securities of companies in the health care industry. Under the definition of "beneficial owner" in Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Act"), each Reporting Person may be deemed to beneficially own the securities owned by the other Reporting Persons and therefore may be deemed under Rule 13d-5 promulgated under Act to be a member of a "group" with the other Reporting Persons. The filing of this statement is not intended as, and should not be deemed, an acknowledgment of shared voting or dispositive power by any Reporting Person with respect to any of the securities held by any other Reporting Person.

          William R. Grant, Bruce F. Wesson, L. John Wilkerson, David Jahns, Srini Conjeevaram and Zubeen Shroff are all natural persons and are the members of Claudius, L.L.C., a Delaware limited liability company ("Claudius"), the general partner of each of Galen and Galen Intl. Bruce F. Wesson is the President of Wesson Enterprises, Inc., a Delaware corporation ("Wesson Enterprises"), which is the general partner of GEF. Mr. Wesson is the sole executive officer, sole director and sole shareholder of Wesson Enterprises. Each of Messrs. Grant, Wesson, Wilkerson, Jahns, Shroff and Conjeevaram are citizens of the United States of America. Messrs. Grant, Wesson, Wilkerson, Jahns, Conjeevaram and Shroff, together with Claudius

CUSIP No. 29256E109                                           Page 9 of 16 Pages

and Wesson Enterprises, are referred to herein, collectively, as the "Related Persons."

          The principal place of business and the principal office of each of the Reporting Persons and Related Persons are located at 610 Fifth Avenue, 5th Floor, New York, New York 10020. During the last five years, none of the Reporting Persons or the Related Persons has been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          On June 12, 2001, the Reporting Persons acquired an aggregate 115,158 shares of Series A Preferred Stock, $.001 per share (the "Series A Preferred Stock"), from Encore pursuant to an Amended and Restated Series A Preferred Stock Purchase Agreement, dated as of May 3, 2001 (the "Purchase Agreement"), among Encore and the purchasers names therein, including the Reporting Persons. The Purchase Agreement is attached hereto as Exhibit B. The purchase price for the Series A Preferred Stock was $102.00 per share and the amounts paid by each of Galen, Galen Intl and GEF was $10,730,491.90, $971,294.68 and $44,313.42,
respectively.

          Also on June 12, 2001, the Reporting Persons acquired an aggregate 718,713 shares of Encore Common Stock from Medica Holding AG, a Swiss corporation ("Medica"), in a privately negotiated transaction in order to settle a lawsuit brought against Encore and the Reporting Persons relating to the transactions contemplated by the Purchase Agreement. A copy of the Settlement Agreement between Medica and the Reporting Persons is attached hereto as Exhibit
C. The purchase price for the Common Stock purchased from Medica was $1.875 per share and the amounts paid by each of Galen, Galen Intl and GEF were $1,231,108.13, $111,436.88, and $5,041.86, respectively.

          The funds for the acquisitions of the Series A Preferred Stock from Encore and the Encore Common Stock from Medica were allocated from the working capital of the Reporting

CUSIP No. 29256E109                                          Page 10 of 16 Pages

Persons and were not obtained by means of a loan or other borrowing arrangement.

Item 4.  Purpose of Transaction.
         ----------------------

          The Reporting Persons have acquired securities of Encore for investment purposes. Upon the closing of the transaction contemplated by the Purchase Agreement (the "Closing"), Bruce F. Wesson, a member of Claudius and the President and sole director of Wesson Enterprises, and Zubeen Shroff, a member of Claudius, joined Encore's Board of Directors.

          The Certificate of Designations, Preferences and Limitations of Series A Preferred Stock (the "Certificate of Designation"), which is attached hereto as Exhibit D, sets forth the rights and preferences of the Series A Preferred Stock, which are summarized as follows:

          - Each share of Series A Preferred Stock is entitled to one vote for each share of Encore Common Stock into which such share of Series A Preferred Stock is then convertible. Except as provided by law or as otherwise provided below, holders of the Series A Preferred Stock are not entitled to vote as a class on any matter.

          - As long as 25% of the authorized shares of Series A Preferred Stock is outstanding, the holders of the Series A Preferred Stock are entitled to elect members of Encore's Board of Directors. If the Board consists of 10 or fewer members, the holders of the Series A Preferred Stock are entitled to elect two directors. If the Board consists of more than 10 members, the holders of the Series A Preferred Stock are entitled to elect 20% of the number of members of the Board. Any vacancy of a directorship elected by the holders of the Series A Preferred Stock will be filled by the majority vote of the remaining directors elected by the holders of the Series A Preferred Stock. The holders of the Series A Preferred Stock are not entitled to vote on the election of directors other than the designated Series A Preferred Stock board members.

         - As long as 25% of the authorized shares of Series A Preferred Stock are outstanding, Encore may not, without the approval of the holders of at least 51% of the then outstanding

CUSIP No. 29256E109                                          Page 11 of 16 Pages

shares of Series A Preferred Stock, take any of the following actions:

               (i) Cause any amendment of Encore's Certificate of Incorporation or Bylaws if such amendment would alter the rights or privileges of the Series A Preferred Stock;

               (ii) increase the number of authorized shares of Series A Preferred Stock;

               (iii) create any new class of its capital stock or reclassify any class of its capital stock having rights and privileges on a parity with, or more beneficial than, the Series A Preferred Stock;

               (iv) except in certain circumstances, effect any merger, consolidation or other business combination where the Company is the acquiror prior to June 12, 2003;

               (v) unless the holders of the Series A Preferred Stock are to receive at least $306.00 per share as a result of such transaction, effect any sale of Encore or other conveyance of all or substantially all of Encore's assets; or

               (vi) except upon satisfaction of certain criteria, incur any indebtedness.

          - Shares of the Series A Preferred Stock bear non-cumulative dividends at a rate of 8% per annum, which will be payable semi-annually, if and only if, declared by the Company.

          - Encore may not declare any dividends on its Common Stock unless a dividend is also concurrently declared and paid on the Series A Preferred Stock. No dividend paid on the Common Stock may exceed the dividend rate paid on the Series A Preferred Stock.

          - Each share of Series A Preferred Stock is convertible into Common Stock at any time at the option of the holder thereof at a conversion price of $1.02 per share, subject to certain adjustments if Encore issues additional shares of Common Stock for an amount less than the then current conversion price or upon Encore's approval of a stock dividend, combination or subdivision

CUSIP No. 29256E109                                          Page 12 of 16 Pages

of its Common Stock, or the reclassification or reorganization of Encore's Common Stock.

         - If at any time lesss than 25% of the authorized shares of Series A Preferred Stock are outstanding, Encore has the right to convert all of the outstanding shares of Series A Preferred Stock into Common Stock at the then current conversion price.

          - If, after May 3, 2002, Encore's average closing price per share for its Common Stock, as reported by Nasdaq, exceeds three times the then current conversion price for at least 20 consecutive trading days, the Series A Preferred Stock will automatically convert into shares of Common Stock at the then current conversion price.

          - Upon the dissolution, liquidation or winding up of Encore, whether voluntary or involuntary, the holder of each outstanding share of Series A Preferred Stock will be entitled to receive out of Encore's assets, $102.00 plus an amount equal to an 8% annual compounded return on such amount from June 12, 2001 less any dividends previously paid; provided, however, that the holders will not be entitled to such amount if, in connection with such dissolution, liquidation or winding up, the holders receive at least $306 per outstanding share of the Series A Preferred Stock. After payment of any preferential amount, the holders of the Series A Preferred Stock have the right to share ratably in the distribution of Encore's remaining assets based on the number of shares of Common Stock which they have the right to acquire based on the then current conversion price. Any consolidation or merger of Encore with or into any other corporation or the sale, transfer or other disposition of all or substantially all of Encore's assets will be deemed a dissolution, liquidation or winding up unless the stockholders of Encore immediately before such transaction own, immediately after the transaction, at least 50% of the voting power of the surviving or purchasing entity.

          - Any right or preference of the Series A Preferred Stock may be waived in writing by the holders of at least 51% of the outstanding shares of Series A Preferred Stock.

          Pursuant to the Investors' Rights Agreement, which is attached hereto as Exhibit E, Encore has granted the holders of the Series A Preferred Stock the right to require Encore to

CUSIP No. 29256E109                                          Page 13 of 16 Pages

register the shares of Common Stock issuable upon conversion of the Series A Preferred Stock. In addition, this agreement grants the holders of the Series A Preferred Stock a right of first refusal with respect to each holder's pro rata percentage of any new securities that Encore may propose to issue.

          At the time of closing of the Purchase Agreement, each purchase of Series A Preferred Stock, including the Reporting Persons, and each officer and director of Encore entered into a Lock-Up Agreement, a form of which is attached hereto as Exhibit F. Pursuant to the Lock-Up Agreements, each Reporting Person agreed with the Company not to sell, pledge or otherwise transfer any Common Stock or Series A Preferred Stock without the prior written consent of the Company until June 12, 2002.


Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

          (a) The percentages set forth below are based on a total of 8,866,300 shares of Common Stock outstanding as of April 30, 2001 and the additional 11,515,800 shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Reporting Persons.

          Galen
          -----
          Galen beneficially owns an aggregate 11,176,691 shares of Encore Common Stock (including 10,520,100 shares issuable upon conversion of Series A Preferred Stock), which constitutes approximately 54.8% of the Common Stock outstanding. Claudius, as the General Partner of Galen, may be deemed to beneficially own the securities owned by Galen.

          Galen Intl
          ----------

          Galen Intl beneficially owns an aggregate 1,011,633 shares of Encore Common Stock (including 952,200 shares issuable upon conversion of Series A Preferred Stock), which constitutes approximately 5.0% of the Common Stock outstanding. Claudius, as the General Partner of Galen Intl, may be deemed to beneficially own the securities owned by Galen Intl.

          GEF
          ---

CUSIP No. 29256E109                                          Page 14 of 16 Pages

          GEF beneficially owns an aggregate 46,189 shares of Encore Common Stock (including 43,500 shares issuable upon conversion of Series A Preferred Stock), which constitutes approximately 0.2% of the Common Stock outstanding. Wesson Enterprises, as General Partner of GEF, may be deemed to beneficially own the securities owned by GEF.

          (b) The members of Claudius may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of Encore owned by Galen and Galen Intl. Bruce Wesson, the President and sole director of Wesson Enterprises, may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of Encore held by GEF. Each of the members of Claudius and Mr. Wesson, as the President and sole director of Wesson Enterprises, disclaim beneficial ownership of all securities other than by virtue of their respective indirect pecuniary interests in the securities owned by Galen, Galen Intl and GEF.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the securities of Encore in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by the Reporting Persons.

          (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer.
          ---------------------------------------

          Except as described in Item 4 of this Schedule 13D, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Encore, including but not limited to transfer or voting of any of the securities of Encore, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another

CUSIP No. 29256E109                                          Page 15 of 16 Pages

person voting power over the securities of Encore.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            Exhibit A - Group Agreement

            Exhibit B - Purchase Agreement

            Exhibit C - Settlement Agreement

            Exhibit D - Certificate of Designation

            Exhibit E - Investors' Rights Agreement

            Exhibit F - Form of Lock-up Agreement

CUSIP No. 29256E109                                          Page 16 of 16 Pages



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2001


                                      GALEN PARTNERS III, L.P.
                                      By: Claudius, L.L.C., its General
                                      Partner

                                      By /s/ Bruce F. Wesson
                                      -----------------------------
                                            Managing Member


                                      GALEN PARTNERS INTERNATIONAL III, L.P.
                                            By: Claudius, L.L.C., its
                                            General Partner


                                      By /s/ Bruce F. Wesson
                                      -----------------------------
                                            Managing Member


                                      GALEN EMPLOYEE FUND III, L.P.
                                      By: Wesson Enterprises, Inc.,
                                      its General Partner


                                      By /s/ Bruce F. Wesson
                                        -----------------------------
                                            President